

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 25, 2018

Jim Hallett
Chairman of the Board and Chief Executive Officer
IAA Spinco Inc.
Two Westbrook Corporate Center, 10th Floor
Westchester, Illinois 60154

> **Re:** **IAA Spinco Inc.**
> **Form 10-12B**
> **Filed June 28, 2018**
> **File No. 001-38580**

Dear Mr. Hallett:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

General

1.  In a prominent place in your information statement, please disclose the amount of the distribution to be paid to KAR, how you arrived at the amount, and how you intend to finance it.

Continue to Develop International Buyer Network, page 13

2.  We note your disclosure that, in 2017, approximately 16% of your U.S. volume was sold to buyers registered outside of the United States," and that you estimate that approximately 25%-30% of the U.S. volume sold through your market place is exported outside of the United States.  Please disclose how you arrived at this 25% to 30%

estimation, including whether and how you track exports of your vehicles after they are sold to consumers.

The Separation and Distribution, page 38

3. We note that the conditions to the distribution and separation are subject to the satisfaction or, to the extent permitted by applicable law, waiver by KAR. If KAR waives any condition and the impact of such waiver is material to KAR's shareholders, please tell us how KAR intends to communicate such waiver to its shareholders.

Market for IAA Spinco Inc.'s Common Stock, page 40

4. Please briefly describe in this section the "many factors" that will influence the trading prices for IAA common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sources of Revenues and Expenses, page 69

5. Considering you state elsewhere that fees for your services are earned from both sellers and buyers, provide additional detail here to explain what proportion of your revenues is derived from each. You also describe a variety of services you offer to your customers in your Business section; if a significant portion of your revenues is derived from a particular service or a few services, please enhance your disclosure to identify these services.

Revenue, page 69

6. Enhance this discussion to provide additional disclosure about the results of operations you describe here. For example, you state that vehicles sold under purchase agreements or purchased from individual sellers were approximately 5% and 7% of total damaged and total loss vehicles; however, it is not clear why you have chosen to highlight this particular aspect of your business. Please revise to disclose the nature of the sellers and percentages attributable to the remainder of your damaged and total loss vehicles. Similarly, you highlight North American online sales volume at 60% of total vehicles sold; however, you have not disclosed the source of the remaining 40%.

Management, page 80

7. You disclose elsewhere in your registration statement that, after the separation and distribution, certain of your directors and executive officers may have actual or potential conflicts of interest because of their equity ownership in and other continuing relationships with KAR. Please briefly describe these actual or potential conflicts of interest in this section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products